Exhibit 99.1

Lithium Americas Enters into Definitive Agreement to Acquire Millennial Lithium

November 17, 2021 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas”) and Millennial Lithium Corp. (TSXV: ML) (A3N2:GR: Frankfurt) (MLNLF: OTCQB)

(“Millennial”) are pleased to announce that they have entered into a definitive arrangement agreement dated November 17, 2021 (the “LAC Arrangement Agreement”) pursuant to which Lithium Americas has agreed to acquire all of the outstanding shares of Millennial (each, an “ML Share”) by way of a plan of arrangement (the “LAC Transaction”) for C$4.70 per ML Share, payable in common shares of Lithium Americas (the “LAC Shares”) and C$0.001 in cash per ML Share (collectively, the “Purchase Price”), representing total consideration of approximately US$400 million. Based on Lithium Americas’ closing price on November 16, 2021, this consideration would result in Millennial Shareholders owning approximately 9.1% of Lithium Americas.

Prior to entering into the LAC Arrangement Agreement, Millennial terminated the arrangement agreement between Millennial and Contemporary Amperex Technology Co., Ltd. (“CATL”) dated September 28, 2021, as amended and assigned to Canada Brunp Contemporary (Investment) Inc. (“CBC”) on October 12, 2021 (the “CATL Arrangement Agreement”), in accordance with its terms.

“This transaction is a rare opportunity to add a complementary lithium brine project and leverage our expertise developing Caucharí-Olaroz as the largest new lithium carbonate operation to come online in over 20 years,” said Jonathan Evans, President and CEO of Lithium Americas. “We are confident Pastos Grandes can provide significant value for all shareholders as we execute on our growth strategy in the region over the coming years.”

Farhad Abasov, President and CEO of Millennial, commented, “Millennial’s board and management believe that the LAC Arrangement Agreement provides significant value to Millennial Shareholders. The high premium to the CATL Arrangement Agreement highlights the quality of the Pastos Grandes project and the efforts by the Millennial team over the past four years. Lithium Americas brings significant technical expertise and financial flexibility de-risking the development of Pastos Grandes and generating further upside for Millennial Shareholders.”

Benefits to Millennial Shareholders

  Significant premium of approximately 22.1% to the price offered under the CATL Arrangement Agreement.

  Premium of approximately 27.4% over the closing price of C$3.69 for the ML Shares on the TSX Venture Exchange as of October 29, 2021 (the last trading date before the announcement of Lithium Americas’ proposal to acquire Millennial).

  By having the ability to receive Lithium Americas’ Shares, Millennial shareholders (“Millennial Shareholders”) will have an opportunity to participate in any potential increase in the value of Lithium Americas after Closing.

  LAC Shares are listed on the New York Stock Exchange (“NYSE”) and the TSX and are expected to have increased trading liquidity compared to the ML Shares.

  Voting support with support and voting agreements entered into with directors and senior officers of Millennial.

Benefits to Lithium Americas Shareholders

  The addition of Millennial’s Pastos Grandes lithium brine project in Salta province provides an attractive regional growth opportunity in proximity to Caucharí-Olaroz with the potential for Lithium Americas to extract significant synergies.

  The acquisition of Millennial bolsters Lithium Americas’ growth pipeline while preserving cash on hand (US$482 million in cash and cash equivalents as of September 30, 2021) for the development of Thacker Pass.

  Based on Lithium Americas’ closing price on November 16, 2021, the LAC Arrangement Agreement minimizes the dilution to Lithium Americas shareholders providing Millennial Shareholders approximately 9.1% of Lithium Americas.

Recommendation of Millennial Board of Directors

After consultation with its financial and legal advisors, and on the unanimous recommendation of the special committee of directors of Millennial (the “Special Committee”), the LAC Arrangement Agreement has been approved unanimously by the board of directors of Millennial (the “ML Board”) and the ML Board recommends that Millennial Shareholders and warrant holders (“Warrant Holders”, and together with Millennial Shareholders, “Voting Securityholders”) of ML Share purchase warrants (“Warrants”) vote in favour of the LAC Transaction. The Special Committee has received an oral fairness opinion from Sprott Capital Partners LP (“Sprott”) which states that the consideration to be received by Millennial Shareholders pursuant to the LAC Transaction is fair, from a financial point of view, to Millennial Shareholders.

Transaction Conditions and Timing

The number of LAC Shares to be issued pursuant to the LAC Arrangement Agreement will be determined by the volume-weighted average trading price (“VWAP”) of the LAC Shares on the Toronto Stock Exchange (the “TSX”) on the twenty trading days immediately preceding the business day immediately before the effective date of the LAC Transaction (the “Closing”), subject to a maximum of 25% of its issued share capital as at closing, notwithstanding the relevant 20-day VWAP calculation under the LAC Arrangement Agreement.

As disclosed in its press release issued on November 1, 2021, on October 30, 2021, Millennial received a non-binding proposal from Lithium Americas to acquire all of the issued and outstanding ML Shares at a price of C$4.70 per ML Share and notified CATL that this proposal constituted a “Superior Proposal” in accordance with the terms of the CATL Arrangement Agreement. CATL did not exercise its right to match and, as a result, Millennial terminated the CATL Arrangement Agreement in accordance with its terms and entered into the LAC Arrangement Agreement. The LAC Transaction represents a premium of approximately 22.1% to the value of the consideration offered pursuant to the CATL Arrangement Agreement.

Pursuant to the LAC Arrangement Agreement, Lithium Americas has also reimbursed Millennial for the termination fee of US$20 million paid to CBC in respect of the termination of the CATL Arrangement Agreement (the “Existing Termination Amount”).

The LAC Transaction will be effected by way of a court-approved plan of arrangement under the British Columbia Business Corporations Act and will be subject to the approval of: (i) 66 2 / 3 % of votes cast by Millennial Shareholders; (ii) 66 2 / 3 % of votes cast by Voting Securityholders, voting together as a group; and (iii) a simple majority of the votes cast by Voting Securityholders excluding for this purpose the votes held by any person required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of Voting Securityholders expected to be held on or about January 6, 2022 (the “LAC Meeting”). In addition to Voting Securityholder approval, the LAC Transaction is also subject to the receipt of certain regulatory and court approvals, including Competition Act approval, the approvals of the TSX and the NYSE, and other closing conditions customary in transactions of this nature.

The LAC Transaction provides for, among other things, customary ML Board support and non-solicitation covenants, with a “fiduciary out” that would allow Millennial to accept a superior proposal, subject to a “right to match” period in favour of Lithium Americas. The LAC Arrangement Agreement also provides for, among other matters, (i) a termination fee of US$20 million, payable by Millennial to Lithium Americas in certain specified circumstances, (ii) the reimbursement of the Existing Termination Amount from Millennial to Lithium Americas in certain specified circumstances, (iii) the reimbursement of Lithium Americas’ expenses up to US$500,000 if the LAC Arrangement Agreement is terminated in certain other specified circumstances, and (iv) a reverse termination fee of US$20 million, held in escrow and payable by Lithium Americas to Millennial in certain other specified circumstances.

All directors and senior officers of Millennial have entered into support and voting agreements pursuant to which they have agreed to vote their ML Shares in favour of the LAC Transaction.

Pursuant to the LAC Arrangement Agreement, all outstanding Millennial convertible securities, including the Warrants, stock options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and broker options (“Broker Options”), will be acquired by Lithium Americas and cancelled. The holders of Warrants will receive from Millennial a number of ML Shares equal to C$0.30 multiplied by the number of Warrants held by each such holder divided by the Purchase Price. The holders of Options, RSUs, PSUs and Broker Options will receive from Millennial a number of ML Shares equal to the number of such securities held by each such holder multiplied by the amount by which the Purchase Price exceeds the exercise price of such securities (if applicable) divided by the Purchase Price. Pursuant to the LAC Transaction, such newly issued ML Shares will be acquired by Lithium Americas on the same terms as the other outstanding ML Shares.

Subject to certain conditions, including the parties obtaining the requisite regulatory approvals, the LAC Transaction is expected to close in January 2022.

Upon closing of the LAC Transaction, the ML Shares and Warrants are expected to be concurrently delisted from the TSX Venture Exchange. The delisting is conditional upon TSX Venture Exchange approval.

In light of these developments, Millennial has cancelled the special meeting of Voting Securityholders scheduled to be held on November 18, 2021, and expects to convene a new meeting on or about January 6, 2022.

Full details of the LAC Transaction are included in the LAC Arrangement Agreement and will be included in a management information circular of Millennial that is expected to be mailed to Voting Securityholders in December 2021 (the “Circular”). The LAC Arrangement Agreement and Circular will be made available on SEDAR under the issuer profile of Millennial at www.sedar.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

Advisors and Counsel

Greenhill & Co. Canada Ltd. is acting as financial advisor to Lithium Americas and Cassels Brock & Blackwell LLP is acting as Lithium Americas’ legal advisor.

Credit Suisse Securities (Canada) Inc. is acting as financial advisor to Millennial and Dentons Canada LLP is acting as Millennial’s legal advisor. Sprott is acting as financial advisor to the Special Committee.

About Lithium Americas

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. Lithium Americas trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

About Millennial

To find out more about Millennial Lithium Corp. please contact Brian Morrison at (604) 662-8184 or email info@millenniallithium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the LAC Transaction, including statements with respect to the expected benefits of the LAC Transaction to the Millennial Shareholders or Lithium Americas, the anticipated date of the LAC Meeting and mailing of the Circular in respect of the LAC Meeting, timing for Closing and receiving the required regulatory and court approvals, stock exchange and other approvals, the filing of materials on SEDAR, Lithium Americas’ expectations in respect of the Pastos Grandes Project and successful integration into the business of Lithium Americas, the accuracy of pro forma ownership of LAC Shares by Voting Securityholders of Millennial; the accuracy of mineral resource and mineral reserve estimates at the Pastos Grandes Project and future plans and objectives of Lithium Americas. Lithium Americas’ current plans, expectations and intentions with respect to development of its business and of the Pastos Grandes Project may be impacted by economic uncertainties arising out of COVID-19 pandemic or by the impact of current financial and other market conditions on its ability to secure further financing or funding of the Pastos Grandes Project.

Such statements represent Lithium Americas current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Lithium Americas, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: ability of the parties to complete the LAC Transaction, the timing of any completion and the terms and conditions upon which the LAC Transaction is completed; ability to satisfy or waive all conditions to closing the LAC Transaction as set out in the LAC Arrangement Agreement; Millennial Voting Securityholders approving the LAC Transaction; the ability of the consolidated entity to realize the benefits anticipated from the LAC Transaction and the timing to realize such benefits; unanticipated changes in market price for LAC Shares; changes to Lithium Americas’ current and future business plans and the strategic alternatives available to Lithium Americas; growth prospects and outlook of Lithium Americas’ business, including commencing commercial production at the Cauchari-Olaroz project; favourable treatment of the transaction under applicable anti-competition laws; any impacts of COVID-19 on the business of the consolidated entity and the ability to advance the Pastos Grandes Project; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, Argentina and other jurisdictions where Lithium Americas conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to Lithium Americas and its business, are set out in Lithium Americas management discussion and analysis and most recent annual information form, copies of which are available under Lithium Americas profile on SEDAR at www.sedar.com.

Although Lithium Americas has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and Lithium Americas does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. Lithium Americas does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.